

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Zihao Zhao
Sole Director
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

>   **Re: ETAO International Co., Ltd.**
>   **Registration Statement on Form F-4**
>   **Filed December 15, 2022**
>   **File No. 333-268819**

Dear Zihao Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed December 15, 2022

Other Agreements, page 38

1. We note your disclosure that the sponsor or its affiliates may purchase MCAE securities in open market or private transactions outside of the redemption process. Please explain how such potential purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

Risks Factors
Risks Related to MCAE and the Business Combination, page 105

2. Please expand your disclosure here and in the Summary to describe the risks related to the NTA proposal, e.g., that you are not required to maintain minimum net tangible assets in

order to complete a business combination.

<u>Certain Material U.S. Federal Income Tax Considerations of the Redomestication Merger to U.S. Holders, page 169</u>

3. Please revise the subheading "Certain Material U.S. Federal Income Tax Considerations of the Redomestication Merger to U.S. Holders" and all references thereto to remove the word "certain." Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

4. We note your inclusion of a "should" opinion within your prospectus. Please revise to describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

<u>Signatures, page II-7</u>

5. Your current signature block states that Zihao Zhao is your Sole Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, or advise. Please reconcile with your disclosure beginning on page 261, or advise. Ensure that your registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mitchell Nussbaum, Esq.